UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Performance of Fiat shares

SIGNATURES

PERFORMANCE OF FIAT SHARES

Upon request by Consob, Fiat hereby reports that it has no elements to explain the performance and the significant volumes of Fiat shares that are being traded on the stock exchange nor does it possess information on new significant events that could have an influence on said performance.

As per the calendar of company events, on Thursday July 28 the Board of Directors will review data for the second quarter of 2005 and disclose them on that day. Said data will also be the object of a conference call that will be held at 5:00 p.m. and that may be followed on the website www.fiatgroup.com.

Turin, July 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney